Exhibit 99.1

Oncolytics Biotech® Inc. Appoints Dr. Matt Coffey to the Role of President and CEO

CALGARY, Jan. 19, 2017 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) today announced that Matt Coffey PhD, MBA, has been appointed to the role of President and Chief Executive Officer, effective immediately. Dr. Coffey had been serving as the Company's Interim President and Chief Executive Officer since early November 2016.

"Dr. Coffey has transitioned seamlessly into his new role and, together with the expanded senior management team, has rapidly crafted plans to advance a range of clinical and operational initiatives," said Wayne Pisano, Chairman of Oncolytics' Board of Directors. "After careful consideration and review, taking into account his extensive knowledge of REOLYSIN®, tenure with the Company, and efforts to date, the Board has determined that Dr. Coffey is ideally positioned to lead Oncolytics' ongoing efforts to move a first in class immuno-oncology viral agent through late-stage clinical testing."

A co-founder of the Company, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey has held progressively senior roles with Oncolytics including, Chief Operating Officer since December 2008, Chief Scientific Officer, Vice-President of Product Development and Chief Financial Officer.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including the impact on Oncolytics and its clinical program of the change in senior management of Oncolytics, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 320 Front Street W, Suite 1600, Toronto, Ontario, M5V 3B6, Tel: 416.586.1942, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca

CO: Oncolytics Biotech Inc.

CNW 06:30e 19-JAN-17